UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):     X  Form 10-K   ____Form 20-F   ____Form 11-K    ____Form 10-Q    ____Form 10-D ____Form N-SAR  ____Form N-CSR

For Period Ended:  June 30, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    OCTAGON 88 RESOURCES, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  19 BRIAR HOLLOW LANE, SUITE 263

City, State and Zip Code: HOUSTON, TEXAS 77027

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)     X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Octagon 88 Resources, Inc. (“Octagon”) Form 10-K for the period ended June 30, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Octagon was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, Octagon’s  independent auditors were not able to complete their review of the financial statements prior to September 28, 2009.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Clinton F. Bateman                                           713                                                           552-9800
(Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes   ____ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   X         Yes  ____No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report losses from operations of $30,475 for the fiscal year ended June 30, 2009, as compared to losses from operations of $927 for the fiscal year ended June 30, 2008.  The registrant was incorporated on June 9, 2008 and reported operations during the period from inception to June 30, 2008 solely comprised of the organizational expenses of the Company totaling $927.  During fiscal 2009, the registrant has carried on limited operations with expenses comprised of $10,500 with respect to services contributed by officers, $19,830 for professional fees and $145 in other general and administrative expense.  There were no comparative expenditures for the prior fiscal year.

Net losses for the comparative periods are expected to total $30,475 (2009) as compared to $927 (2008) respectively, with cummulative losses from inception to date of $31,402.

OCTAGON 88 RESOURCES, INC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2009	By:	/s/ Clinton F. Bateman
Name: Clinton F. Bateman
Title: Chief Executive Officer

 INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).